Exhibit 99.10

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

The following discussion and analysis of financial results should be read in conjunction with the unaudited interim consolidated financial statements of Anderson Energy Ltd. (“Anderson Energy” or the “Company”) for the three and six months ended June 30, 2010 and the audited consolidated financial statements and management’s discussion and analysis of Anderson Energy for the years ended December 31, 2009 and 2008 and is based on information available as of August 11, 2010.

The following information is based on financial statements prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Production and reserves numbers are stated before deducting Crown or lessor royalties.

Included in the discussion and analysis are references to terms commonly used in the oil and gas industry such as funds from operations, finding, development and acquisition (“FD&A”) costs, operating netback and barrels of oil equivalent (“BOE”). Funds from operations as used in this report represent cash from operating activities before changes in non-cash working capital and asset retirement expenditures. See “Review of Financial Results – Funds from Operations” for details of this calculation. Funds from operations represent both an indicator of the Company’s performance and a funding source for on-going operations. FD&A costs measure the cost of reserves additions and are an indicator of the efficiency of capital expended in the period. Operating netback is calculated as oil and gas revenues less royalties and operating expenses and is a measure of the profitability of operations before administrative and financing expenditures. Production volumes and reserves are commonly expressed on a BOE basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved analysis of results and comparisons with other industry participants. These terms are not defined by Canadian GAAP and therefore are referred to as non-GAAP measures.

All references to dollar values are to Canadian dollars unless otherwise stated.

The abbreviations used in this discussion and analysis are located on the last page of this document.

REVIEW OF FINANCIAL RESULTS

Overview. For the three months ended June 30, 2010, funds from operations were $9.0 million, down 15% from the first quarter of 2010 due to decreases in commodity prices partially offset by lower royalties. Sales volumes for the three months ended June 30, 2010 averaged 7,732 BOED, 10% higher than the first quarter of 2010 due to new gas and Cardium oil production tied in during the quarter.

Capital additions, net of dispositions were $12.7 million for the three months ended June 30, 2010. During the second quarter of 2010, the Company drilled two gross (0.9 net) Cardium light oil wells and one gross (0.6 net) Ellerslie well with a 100% success rate. The Company tied in 23 gross (11.5 net) Edmonton Sands wells, one gross (1.0 net) Rock Creek gas well and 3 gross (2.25 net) Cardium light oil wells in the second quarter of 2010.

Debt, net of working capital, was $70.3 million at June 30, 2010. On June 16, 2010, the Company’s total available credit facilities were increased to $115 million.

Revenue and Production. Gas sales comprised 84% of Anderson Energy’s total oil and gas sales volumes for the three months ended June 30, 2010, consistent with the first quarter of 2010.

Gas sales volumes for the three months ended June 30, 2010 increased to 39.0 MMcfd from 35.2 MMcfd in the first quarter of 2010. The increase is a result of new Edmonton Sands and Rock Creek gas wells tied in during the first and second quarters of 2010, partially offset by unplanned plant turnarounds during the quarter. Gas sales for the six months ended June 30, 2010 were 37.1 MMcfd, 10% lower than the six months ended June 30, 2009 due to a reduction in capital expenditures in early 2009 in response to market conditions. Wells drilled under the farm-in last winter will continue to be tied in during the second half of the year, but at a controlled pace in consideration of currently low natural gas prices.

Oil sales for the three months ended June 30, 2010 averaged 491 bpd compared to 345 bpd in the first quarter of 2010 and 410 bpd for the second quarter of 2009. The increase in volumes from the first quarter of 2010 is due to the three gross (2.25 net) Cardium light oil wells tied in during mid May 2010. There were no oil wells drilled in 2009.

Natural gas liquids sales for the three months ended June 30, 2010 averaged 741 bpd compared to 785 bpd in the first quarter of 2010 and 630 bpd for the second quarter of 2009. Natural gas liquids volumes were affected by natural production decline and operational issues at a third party processing facility during the second quarter of 2010.

The following tables outline production revenue, volumes and average sales prices for the period ended June 30, 2010 and 2009.

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	2

OIL AND NATURAL GAS REVENUE

	Three months ended June 30		Six months ended June 30
(thousands of dollars)	2010	2009	2010	2009
Natural gas	$13,421	$12,644	$28,680	$32,282
Gain on fixed price natural gas contracts	—	—	1,302	—
Oil	3,148	2,181	5,494	3,895
NGL	3,612	2,455	7,615	5,783
Royalty and other	137	228	492	(23)

Total	$20,318	$17,508	$43,583	$41,937

PRODUCTION

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Natural gas (Mcfd)	38,998	40,495	37,120	41,415
Oil (bpd)	491	410	419	427
NGL (bpd)	741	630	763	816

Total (BOED)	7,732	7,789	7,368	8,145

PRICES

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Natural gas ($/Mcf)(1)	$3.78	3.43	$4.46	$4.31
Oil ($/bbl)	70.45	58.42	72.51	50.44
NGL ($/bbl)	53.55	42.86	55.15	39.15

Total ($/BOE)(2)	$28.88	24.70	$32.68	$28.45

(1)	Six month price includes gain on fixed price natural gas contracts from the first quarter of 2010.
(2)	Includes royalty and other income classified with oil and gas sales.

Anderson Energy’s average natural gas sales price was $3.78 per Mcf for the three months ended June 30, 2010, 28% lower than the first quarter of 2010 price of $5.22 per Mcf and 10% higher than the second quarter of 2009 price of $3.43 per Mcf. Anderson Energy’s average gas sales price was $4.46 per Mcf for the six months ended June 30, 2010, 3% higher than the first half of 2009 price of $4.31 per Mcf. The natural gas price in the first quarter of 2010 includes a gain of $1.3 million on the Company’s fixed price natural gas contracts. The gas price before the gain was $4.27 per Mcf in the first half of 2010 and $4.81 per Mcf for the first quarter of 2010. Gas prices have been significantly affected by increased supply and lower industrial consumption of natural gas in the United States and continue to be volatile.

Historically, Anderson Energy has sold most of its gas at Alberta spot market prices. The Company is currently selling gas production at the average daily index price. The Company has classified all transportation costs as an offset to gas sales revenue as title transfers prior to transport on the applicable sales pipelines and transportation is being held by and charged by the gas purchasers. The Company has arranged firm service transportation agreements covering approximately 31 MMcfd of natural gas sales for various terms ranging from one to ten years.

Fixed Price Contracts. In December 2009, as part of its risk management program, the Company entered into fixed price natural gas contracts to manage commodity price risk. The Company

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entered into physical contracts to sell 20,000 GJ per day of natural gas for each of January, February and March 2010 at an average AECO price of $5.41 per GJ. The Company realized a gain on fixed price natural gas contracts of $1.3 million for the six months ended June 30, 2010. The Company has no fixed price contracts in place as at June 30, 2010.

Royalties. Royalties were 8% of revenue for the three months ended June 30, 2010 compared to 15% for the first quarter of 2010 and 7% for the three months ended June 30, 2009. The royalty rate decreased in the second quarter of 2010 as a result of new wells drilled on Crown lands attracting an initial 5% royalty rate and the receipt of additional gas cost allowance. On January 1, 2009, the Alberta government’s New Royalty Framework came into effect. While royalties increased in some areas, overall, the changes reduced royalties due to lower natural gas prices and the Company’s focus on shallow gas, lower productivity wells. In addition, when prices and corresponding revenues are lower, fixed monthly gas cost allowance provisions become more significant to the overall royalty rate. Royalties as a percentage of revenue are highly sensitive to prices and adjustments to gas cost allowance and so these rates can fluctuate from quarter to quarter. The methodology used to calculate gas cost allowance was amended as part of the New Royalty Framework in 2009 and the first set of annual adjustments was received in June 2010 and was $0.4 million higher than was previously accrued.

The Alberta government revised the royalty regime in March 2009, and again in March 2010, for new wells tied in on Crown lands. Producers will pay a reduced Crown royalty rate of 5% for the first year on up to 500 MMcf of gas production or up to 50 Mstb of oil production. In addition, the Alberta government changed the maximum royalty payable on oil from 50% to 40% and on natural gas from 50% to 36%. Other important changes positively impact the Company’s Cardium horizontal oil program where based on the measured depth of the well, the Company will pay the Crown a 5% royalty for 24 to 30 months for up to 60 to 70 Mstb of oil production. The majority of the Company’s horizontal program on Crown lands would qualify for the 30 months of 5% royalty for up to 70 Mstb of oil production.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Gross Crown royalties (%)	12.0%	15.6%	13.5%	17.2%
Gas cost allowance (%)	(10.1%)	(15.9%)	(8.3%)	(10.6%)
Other royalties (%)	6.4%	7.6%	6.5%	7.0%

Royalties (%)	8.3%	7.3%	11.7%	13.6%
Royalties ($/BOE)	$2.41	$1.81	$3.82	$3.88

Operating Expenses. Operating expenses were $9.89 per BOE for the three months ended June 30, 2010 compared to $10.91 per BOE in the first quarter of 2010 and $9.58 per BOE in the second quarter of 2009. Operating expenses were $10.37 per BOE for the six months ended June 30, 2010 compared to $10.22 per BOE in the first half of 2009. Operating expenses in the second quarter of 2010 were affected by plant turnarounds as well as compressor repair costs. Operating expenses started to decline in the second quarter of 2010 as a result of new Edmonton Sands gas production coming on stream at lower costs.

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OPERATING NETBACK

	Three months ended June 30		Six months ended June 30
(thousands of dollars)	2010	2009	2010	2009
Revenue	$20,318	$17,508	$43,583	$41,937
Royalties	(1,696)	(1,284)	(5,090)	(5,718)
Operating expenses	(6,958)	(6,790)	(13,834)	(15,062)

	$11,664	$9,434	$24,659	$21,157

Sales (MBOE)	703.6	708.8	1,333.6	1,474.3
Per BOE
Revenue *	$28.88	$24.70	$32.68	$28.45
Royalties	(2.41)	(1.81)	(3.82)	(3.88)
Operating expenses	(9.89)	(9.58)	(10.37)	(10.22)

	$16.58	$13.31	$18.49	$14.35

*	Includes royalty and other income classified with oil and gas sales.

General and Administrative Expenses. General and administrative expenses were $1.9 million or $2.77 per BOE for the three months ended June 30, 2010 compared to $1.7 million or $2.73 per BOE in the first quarter of 2010 and $1.7 million or $2.34 per BOE for the three months ended June 30, 2009. General and administrative expenses were $3.7 million or $2.75 per BOE for the six months ended June 30, 2010 compared to $3.7 million or $2.49 per BOE for the first half of 2009. Additional staff were hired in 2010 as a result of increased activity. The Company also reinstated its employee stock savings plan effective April 1, 2010.

	Three months ended June 30,		Six months ended June 30,
(thousands of dollars)	2010	2009	2010	2009
General and administrative (gross)	$3,286	$2,820	$6,312	$6,323
Overhead recoveries	(322)	(319)	(769)	(711)
Capitalized	(1,017)	(840)	(1,877)	(1,944)

General and administrative (net)	$1,947	$1,661	$3,666	$3,668

General and administrative ($/BOE)	$2.77	$2.34	$2.75	$2.49
% Capitalized	31%	30%	30%	31%

Capitalized general and administrative costs are limited to salaries and associated office rent of staff involved in capital activities.

Stock-Based Compensation. The Company accounts for stock-based compensation plans using the fair value method of accounting. Stock-based compensation costs were $0.4 million for the second quarter of 2010 ($0.2 million net of amounts capitalized) versus $0.5 million ($0.2 million net of amounts capitalized) in the second quarter of 2009. Stock-based compensation costs were $0.8 million for the first half of 2010 ($0.4 million net of amounts capitalized) versus $1.0 million ($0.5 million net of amounts capitalized) in the comparable period of 2009. The decrease is a result of some options reaching their full vesting terms.

Interest Expense. Interest expense was $0.7 million for the second quarter of 2010, compared to $0.7 million in the first quarter of 2010 and $1.1 million in the second quarter of 2009. For the six

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	5

months ended June 30, 2010, interest expense was $1.4 million compared to $2.1 million for the comparable period in 2009. The decrease in interest expense is due to the lower average debt levels. Bank loans were $55.6 million at June 30, 2010 compared to $62.4 million at December 31, 2009 and $68.5 million at June 30, 2009. The average effective interest rate on outstanding bank loans was 5.0% for the six months ended June 30, 2010 compared to 4.2% for the six months ended June 30, 2009.

Depletion and Depreciation. Depletion and depreciation was $19.9 million ($28.23 per BOE) for the second quarter of 2010 compared to $17.7 million ($28.08 per BOE) in the first quarter of 2010 and $20.4 million ($28.83 per BOE) in the second quarter of 2009. Depletion and depreciation was $37.5 million ($28.16 per BOE) for the first half of 2010 compared $42.5 million ($28.84 per BOE) for the comparable period in 2009. Increased production in the second quarter of 2010 resulted in increased depletion and depreciation expense when compared to the first quarter of 2010.

Asset Retirement Obligation. The Company recorded a $0.2 million increase in asset retirement obligations in the second quarter of 2010 related to current activity and changes in estimates. Accretion expense was $0.6 million for the second quarter of 2010 compared to $0.6 million in the second quarter of 2009 and was included in depletion and depreciation expense.

Income Taxes. Anderson Energy is not currently taxable. The Company does not anticipate paying current income tax in 2010. The future income tax reduction has decreased as a percentage of pre-tax loss due to lower corporate tax rates. The Company has approximately $339 million in tax pools at June 30, 2010.

Funds from Operations. Funds from operations for the second quarter of 2010 were $9.0 million ($0.05 per share), a 15% decrease over the $10.6 million ($0.06 per share) recorded in the first quarter of 2010 and 35% higher than the $6.7 million ($0.06 per share) recorded in the same period of the prior year. Funds from operations for the first half of 2010 were $19.6 million ($0.12 per share) compared to $15.5 million ($0.16 per share) recorded in the same period of the prior year. Commodity prices declined in the second quarter of 2010 when compared to the first quarter of 2010 but remain higher than in the previous year. Cash from operating activities was also affected by price changes.

	Three months ended June 30		Six months ended June 30
(thousands of dollars)	2010	2009	2010	2009
Cash from operating activities	$8,892	$2,472	$21,838	$11,770
Changes in non-cash working capital	(678)	4,220	(3,218)	2,776
Asset retirement expenditures	790	—	1,019	938

Funds from operations	$9,004	$6,692	$19,639	$15,484

Earnings. The Company reported a loss of $8.9 million in the second quarter of 2010 compared to a loss of $6.0 million for the three months ended March 31, 2010 and a loss of $10.4 million for the second quarter of 2009. The Company reported a loss of $14.8 million in the first half of 2010 compared to a loss of $20.6 million in the first half of 2009. Earnings continue to be impacted by low commodity prices.

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The Company’s funds from operations and earnings are highly sensitive to changes in factors that are beyond its control. An estimate of the Company’s sensitivities to changes in commodity prices, exchange rates and interest rates is summarized below:

SENSITIVITIES

	Funds from Operations		Earnings
(thousands of dollars)	Millions	Per Share	Millions	Per Share
$0.50/Mcf in price of natural gas	$7.2	$0.06	$5.1	$0.04
US $5.00/bbl in the WTI crude price	$1.8	$0.01	$1.3	$0.01
US $0.01 in the US/Cdn exchange rate	$0.7	$0.01	$0.5	$0.00

1% in short-term interest rate	$0.8	$0.01	$0.5	$0.00

This sensitivity analysis was calculated by applying different pricing, interest rate and exchange rate assumptions to the 2009 actual results related to production, prices, royalty rates, operating costs and capital spending.

CAPITAL EXPENDITURES

The Company spent $12.7 million on capital additions, net of dispositions in the second quarter of 2010. The breakdown of expenditures is shown below:

	Three months ended June 30		Six months ended June 30
(thousands of dollars)	2010	2009	2010	2009
Land, geological and geophysical costs	$569	48	$399	$137
Acquisitions, net of dispositions	(29)	(27)	(1,276)	(54)
Drilling, completion and recompletion	5,945	761	22,989	6,880
Drilling incentive credits	—	—	(2,614)	—
Facilities and well equipment	5,128	548	25,872	6,481
Capitalized G&A	1,017	840	1,877	1,944

Total finding, development & acquisition expenditures	12,630	2,170	47,247	15,388
Change in compressor and other equipment inventory	75	(38)	(1,124)	269
Office equipment and furniture	40	(2)	49	18

Total capital expenditures	12,745	2,130	46,172	15,675
Non-cash asset retirement obligations and capitalized stock-based compensation	346	711	1,262	1,368

Total cash and non-cash capital additions	$13,091	2,841	$47,434	$17,043

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Drilling statistics are shown below:

	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Gas	1	0.6	—	—	20	16.6	11	8.3
Oil	2	0.9	—	—	5	3.2	—	—
Dry	—	—	—	—	4	2.8	—	—

Total	3	1.5	—	—	29	22.6	11	8.3

Success rate (%)	100%	100%	—	—	86%	88%	100%	100%

In the second quarter of 2010, the Company drilled two gross (0.9 net) Cardium horizontal oil wells and one gross (0.6 net) Ellerslie gas well. The Company did not drill any vertical Edmonton Sands wells in the second quarter of 2010. The Company tied in 23 gross (11.5 net) Edmonton Sands wells, one gross (1.0 net) Rock Creek gas well and three gross (2.25 net) Cardium horizontal oil wells. Approximately $3.4 million was spent on shallow gas fit for purpose processing facilities. The Company did not drill any wells during the second quarter of 2009.

In the fourth quarter of 2009, the Company accrued $6.0 million for drilling incentive credits. Drilling credits earned are capped at 50% of crown royalties paid between April 1, 2009 and March 31, 2011 and the Company estimates that it will earn more drilling credits than it will be able to claim. These credits are expected to be paid out between 2009 and 2011 as crown royalties are paid. The estimate is highly dependent on commodity prices, production levels, crown royalty rates and gas cost allowance earned over this period. To the extent that crown royalties paid are lower or higher, drilling credits will be lower or higher as well. As a result of the cap, no additional credits were accrued related to drilling in the first half of 2010, however, the Company did receive $2.6 million in proceeds on the sale of some of its surplus credits in the first quarter of 2010.

CEILING TEST

No impairment was recognized under the ceiling test at June 30, 2010. The future commodity prices used in the ceiling test were based on the commodity price forecasts of the Company’s independent reserves engineers at July 1, 2010 adjusted for differentials specific to the Company’s reserves. These price forecasts have declined since year end which has had the impact of reducing the available cushion under the ceiling test. This has been offset by increases in the Company’s oil reserves. Factors used in the ceiling test calculation are disclosed in note 1 of the consolidated interim financial statements for the period ended June 30, 2010.

SHARE INFORMATION

The Company’s shares have been listed on the Toronto Stock Exchange since September 7, 2005 under the symbol “AXL”. As of August 11, 2010, there were 172.4 million common shares outstanding and 10.5 million stock options outstanding.

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	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
High	$1.32	$1.30	$1.57	$1.48
Low	$1.02	$0.65	$1.02	$0.65
Close	$1.18	$0.83	$1.18	$0.83
Volume	26,669,464	43,512,134	70,312,536	49,643,262
Shares outstanding at June 30	172,400,401	150,500,401	172,400,401	150,500,401
Market capitalization at June 30	$203,432,473	$124,915,333	$203,432,473	$124,915,333

The statistics above include trading on the Toronto Stock Exchange only. Shares also trade on alternative platforms like Alpha, Chi-X, Pure and Omega. Approximately 13.2 million common shares traded on these alternative exchanges in the three months ended June 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010, the Company had outstanding long term bank loans of $55.6 million and a working capital deficiency of $14.7 million.

The Company’s 2010 net capital budget is $105 to $110 million, of which $46.2 million was spent in the first half of 2010. The Company is committed to drill 74 wells under its farm-in agreement by December 31, 2010. The Company expects to drill these wells in the fourth quarter of 2010. In addition, the Company is planning to drill 16 gross (11.9 net) Cardium oil wells and 3 gross (2.5 net) deep, liquids rich natural gas wells in the second half of 2010.

The Company’s need for capital will be both short-term and long-term in nature. Short-term capital is required to finance accounts receivable and other similar short-term assets while the acquisition and development of oil and natural gas properties requires larger amounts of long-term capital. On June 16, 2010, the Company increased its total available credit facilities from $100 million to $115 million. The Company has an $80 million extendible revolving term credit facility and a $10 million working capital credit facility (the “Facilities”), as well as a $25 million supplemental credit facility (the “Supplemental Facility”) with a syndicate of Canadian banks. Anderson Energy will prudently use its bank loan facilities to finance its operations as required. The available lending limits under the bank facilities are reviewed twice a year, with the next review scheduled for November 2010, and are based on the bank syndicate’s interpretation of the Company’s reserves and future commodity prices. There can be no assurance that the amount of the available bank lines will not be adjusted. The Company will continue to fund its ongoing operations from a combination of cash flow, debt, asset dispositions and equity financing as needed.

CONTRACTUAL OBLIGATIONS

The Company enters into various contractual obligations in the course of conducting its operations. These obligations include:

•

Loan agreements – The reserves-based Facilities have a revolving period ending on July 12, 2011, extendible at the option of the lenders. If not extended, the Facilities cease to revolve and all outstanding advances thereunder become repayable in one year from the term date of

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July 12, 2011. The Supplemental Facility is in addition to the Facilities noted above and is available on a revolving basis. The Supplemental Facility expires on July 1, 2011 with any amounts outstanding due in full at that time.

•

Lease for office space – This lease expires on November 30, 2012. Future minimum lease payments are expected to be $0.9 million for the remainder of 2010, $1.8 million in 2011, and $1.6 million in 2012.

•

Firm service transportation commitments – The Company has entered into firm service transportation agreements for approximately 31 million cubic feet per day of gas sales for various terms expiring between 2010 and 2020. Based on rate schedules announced to date, the payments in each of the next five years and thereafter are estimated to be $1.1 million for the remainder of 2010, $2.1 million in 2011, $1.6 million in 2012, $0.9 million in 2013, $0.7 million in 2014 and $1.0 million thereafter.

•

Farm-in – On January 30, 2009, the Company announced a farm-in agreement with a large international oil and gas company on lands near its existing core operations. Under the farm-in agreement, the Company has access to 388 gross (205 net) sections of land. During the commitment phase of the transaction, the Company is committed to drill, complete and equip 200 wells to earn an interest in up to 120 sections. The Company drilled 126 wells under the commitment to June 30, 2010. The Company is obligated to complete the drilling of the wells on or before December 31, 2010. The commitment is subject to certain guarantees. The Company estimates that its minimum commitment to drill the remaining 74 wells is $10 million to the end of 2010. The Company currently plans to spend a total of $15 million in the remainder of 2010 on the farm-in project to drill and complete the remaining farm-in wells, tie-in wells drilled in the first quarter of 2010 and complete the construction of facilities.

These obligations are described further in note 8 to the consolidated financial statements for the three and six months ended June 30, 2010 and 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to IFRS from Canadian Generally Accepted Accounting Principles (“GAAP”) will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

In response, the Company has completed its high-level IFRS changeover plan and established a timeline for the execution and completion of the conversion project. The changeover plan was determined following a preliminary assessment of the differences between Canadian GAAP and IFRS and the potential effects of IFRS to accounting and reporting processes, information systems, business processes and external disclosures. This assessment has provided insight into what are anticipated to be the most significant areas of difference applicable to the Company.

During the next phase of the project, the Company is performing an in-depth review of the significant areas of difference identified during the preliminary assessment, in order to identify all specific Canadian GAAP and IFRS differences and select ongoing IFRS policies. Key areas addressed will also be reviewed to determine any information technology issues, the impact on internal controls over financial reporting and the impact on business activities including the effect, if any, on covenants and compensation arrangements. External advisors have been retained and

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will assist management with the project on an as needed basis to ensure IFRS readiness by January 1, 2011.

Below is a summary of the Company’s current views of the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas the Company believes to be most significant; however, analysis of changes is still in progress and not all decisions have been made where choices of accounting policies are available. At this stage, the Company has not quantified the impacts expected on its consolidated financial statements for these differences.

Note that most adjustments required on transition to IFRS will be made retrospectively, against opening retained earnings in the first comparative balance sheet. Transitional adjustments relating to those standards where comparative figures are not required to be restated because they are applied prospectively will only be made as of the first day of the year of transition.

IFRS 1 “First-Time Adoption of International Financial Reporting Standards” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate in the Company’s circumstances.

Property, Plant and Equipment. International Accounting Standard (IAS) 16 “Property, Plant & Equipment” and Canadian GAAP contain the same basic principles, however there are some differences. IFRS requires that significant parts of an asset be depreciated separately and depreciation commences when the asset is available for use. The Company has currently only identified one significant component to be depreciated separately as the majority of its assets are estimated to have useful lives tied to the reserves they service. IFRS also permits property, plant equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for property, plant and equipment.

Under the full cost accounting guideline in Canadian GAAP, gains or losses are not recognized upon the disposition of petroleum and natural gas (“P&NG”) assets unless the disposition results in a significant change in the depletion rate. Under IFRS, gains and losses are recognized in net income on the disposal of an item of P&NG assets. The amount of the gain or loss is determined by comparing the proceeds from disposal with the carrying amount of the item. This will include transactions such as sales of assets, farm-outs, asset swaps and other non-monetary transactions which typically did not result in gains or losses being recorded under Canadian GAAP. The Company will be reviewing its 2010 disposition activity in order to determine the magnitude the gain or loss required to be disclosed under IFRS.

IFRS 1 contains an exemption whereby a company may apply IFRS prospectively by utilizing its current reserves (volumes or values) at the transition date to allocate the Company’s full cost pool, with the provision that an impairment test, under IFRS standards, be conducted at the transition date. The Company intends to use this exemption and is currently evaluating the impact of allocating the net book values based on reserve volumes or values.

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Provisions. Under IFRS, similar to Canadian GAAP, the Company is required to record obligations relating to the retirement of its wells and facilities where a legal or contractual obligation currently exists. Upon the adoption of IFRS, the Company will also need to evaluate if there are any constructive obligations where the decommissioning liability would also need to be recognized. Currently, the Company has not identified any constructive obligations.

Upon transition, the Company intends to apply the IFRS 1 exemption whereby the decommissioning liability provision is recalculated at January 1, 2010 using the IFRS methodology and any adjustments would be offset against opening retained earnings.

The Company is in the process of evaluating the methodology by which its decommissioning liabilities will be calculated including the future cash flows as well as the appropriateness of the discount rate. It is anticipated the liability will increase due to a lower discount rate being utilized.

Impairment of Assets. IAS 36 “Impairment of Assets” requires that impairments be determined based on the greater of fair value and value in use. This differs from the current two step practice where the asset’s carrying value is initially compared to the estimated undiscounted future cash flows, and only if the carrying value exceeds the undiscounted future cash flows is a discounted analysis, step two, required. There is no undiscounted test under IFRS. This may result in more frequent write-downs upon transition.

In addition, under IFRS, an entity must also evaluate whether there are changes in circumstances that would support an impairment reversal, which is not allowable under full cost guidelines under GAAP.

Another difference arises in the level at which an impairment test is performed. Under IFRS, impairment testing will be performed on cash generating units. The Company has identified its cash generating units. There are more cash generating units than the current single full cost pool.

Income taxes. Under IAS 12 “Income Taxes”, current and deferred tax are normally recognized in the income statement, except to the extent that tax arises from (1) an item that has been recognized directly in equity, whether in the same or a different period, (2) a business combination or (3) a share based payment transaction. If a deferred tax asset or liability is re-measured subsequent to initial recognition, the impact of re-measurement is recorded in earnings, unless it relates to an item originally recognized in equity, in which case the change would also be recorded in equity. The practice of tracking the re-measurement of taxes back to the item which originally triggered the recognition is commonly referred to as “backwards tracing”.

Share based payments. Under IFRS 2 “Share-Based Payments”, graded vested options are required to be separated into their vesting tranches and valued and accounted for separately. This differs from Canadian GAAP, where graded vested options may be valued as a single award at the grant date and expensed using the straight line method. IFRS 1 provides an exemption for equity instruments which vested before the transition date and does not require them to be retroactively restated. All unvested options at transition date will be required to be retroactively

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	12

restated with the adjustment going through opening retained earnings on transition. The Company intends to use this exemption and is currently evaluating the transitional impact.

Throughout 2010, the Company will continue to document and define its IFRS accounting policies and the Company will start to evaluate the financial impact of IFRS on its financial statements. Staff training programs will continue in 2010 and will be ongoing as the project unfolds.

The Company will also continue to monitor standards development as issued by the International Accounting Standards Board (“IASB”) and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of its adoption of IFRS.

In the second quarter of 2010, work continued on drafting and gaining consensus on the Company’s transition policies and this work will ramp up again with completion of the second quarter reporting.

CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated and tested the effectiveness of Anderson Energy’s disclosure controls and procedures as of June 30, 2010 and have concluded that such disclosure controls and procedures were effective.

The Chief Executive Officer and the Chief Financial Officer have evaluated and tested the design effectiveness of Anderson Energy’s internal controls over financial reporting during the three months ended June 30, 2010 and have concluded that, these internal controls are designed properly and are effective in the preparation of financial statements for external purposes in accordance with Canadian GAAP. There were no material changes in the Company’s internal controls over financial reporting during the three months ended June 30, 2010.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements, errors or fraud. Control systems, no matter how well designed, only provide reasonable, not absolute, assurance that the objectives of the controls systems are met.

BUSINESS RISKS

Oil and gas exploration and production is capital intensive and involves a number of business risks including, without limitation, the uncertainty of finding new reserves, the instability of commodity prices, weather and various operational risks. Commodity prices are influenced by local and worldwide supply and demand, OPEC actions, ongoing global economic concerns, the U.S. dollar exchange rate, transportation costs, political stability and seasonal and weather related changes to demand. Natural gas prices in particular have weakened on fears of reduced industrial use due to the continued U.S. recession and increased supply from U.S. natural gas shale plays. The industry is subject to extensive governmental regulation with respect to the environment. Operational risks include well performance, uncertainties inherent in estimating reserves, timing of/ability to obtain drilling licences and other regulatory approvals, ability to obtain equipment, expiration of licences and leases, competition from other producers, sufficiency of insurance, ability to manage growth, reliance on key personnel, third party credit risk and

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	13

appropriateness of accounting estimates. These risks are described in more detail in the Company’s Annual Information Form for the year ended December 31, 2009 filed with Canadian securities regulatory authorities on SEDAR.

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As the Company’s revenues may decline as a result of decreased commodity pricing, it may be required to reduce capital expenditures. In addition, uncertain levels of near term industry activity coupled with the present global economic concerns exposes the Company to additional access to capital risk. There can be no assurance that debt or equity financing, or funds generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Anderson Energy manages these risks by employing competent professional staff, following sound operating practices and using capital prudently. The Company generates its exploration prospects internally and performs extensive geological, geophysical, engineering, and environmental analysis before committing to the drilling of new prospects. Anderson Energy seeks out and employs new technologies where possible. With the Company’s extensive drilling inventory and advance planning, the Company can manage the slower pace of regulatory approvals and the requirements for extensive landowner consultation.

The Company has a formal emergency response plan which details the procedures employees and contractors will follow in the event of an operational emergency. The emergency response plan is designed to respond to emergencies in an organized and timely manner so that the safety of employees, contractors, residents in the vicinity of field operations, the general public and the environment are protected. A corporate safety program covers hazard identification and control on the jobsite, establishes Company policies, rules and work procedures and outlines training requirements for employees and contract personnel.

The Company currently deals with a small number of buyers and sales contracts, and endeavors to ensure that those buyers are an appropriate credit risk. The Company continuously evaluates the merits of entering into fixed price or financial hedge contracts for price management.

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase the Company’s costs or affect its future opportunities.

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	14

prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. Such legislation may also impose restrictions and prohibitions on water use or processing in connection with certain oil and gas operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result, amongst other things in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

The Government of Alberta implemented a new oil and gas royalty framework effective January 2009. The new framework establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the new framework, the formula for conventional oil and natural gas royalties uses a sliding rate formula, dependant on the market price and production volumes. Royalty rates for conventional oil ranged from 0% to 50%. Natural gas royalty rates ranged from 5% to 50%.

On March 3, 2009, the Government of Alberta announced a three-point incentive program. Amendments to the program were announced on June 11 and June 25, 2009. This incentive program includes a drilling credit for new oil and natural gas wells drilled between April 1, 2009 and March 31, 2011, providing a $200 per meter drilled royalty credit to companies. The credit is limited to 50% of Crown royalties payable over the same period. There is also a new well incentive program that provides a maximum 5% royalty rate for the first 12 months of production from new wells that begin producing oil or natural gas between April 1, 2009 and March 31, 2011 to a maximum of 50,000 barrels of oil or 500 million cubic feet of natural gas. The province of Alberta will also invest $30 million in a fund committed to abandonment and reclamation projects where there is no legally responsible or financially able party to deal with the clean-up of the wells.

On March 11, 2010, the Alberta government announced amendments to the new oil and gas royalty framework, which come into effect January 1, 2011. Under the most recent amendments, the maximum royalty paid was reduced from 50% to 40% on oil and from 50% to 36% on natural gas. The 5% front end royalty rate was extended for horizontal oil wells spud on or after May 1, 2010. Based on measured depth of the well, the 5% rate could be extended to 18 to 48 months on 50 Mstb to 100 Mstb of oil production. The majority of the Company’s planned horizontal wells on Crown lands would qualify for 30 months of 5% royalty for up to 70 Mstb of oil production. In addition, the Alberta government has reduced the depth requirement from 2,500 to 2,000 meters to qualify for the natural gas deep drilling program. According to the announced amendments, the new well incentive program is to become a permanent feature to the new oil and gas royalty framework.

The changes to the royalty regime in the Province of Alberta are subject to certain risks and uncertainties. There may be modifications introduced to the royalty structure and such changes may be adverse to the business of the Company. There can be no assurance that the Government of Alberta or the Government of Canada will not adopt new royalty regimes which

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	15

may render the Company’s projects uneconomic or otherwise adversely affect the business of the Company.

BUSINESS PROSPECTS

The Company is focused on the ramp up of its Cardium oil program and the efficient development of its shallow gas play in its one core area in central Alberta.

Anderson Energy has significant exposure to multistage frac opportunities in the Cardium light oil play. The Company has 94 gross (53.6 net) sections in the fairway. At a drilling density of three wells per section, the potential drilling inventory is 282 gross (161 net) Cardium locations.

The Company has drilled 596 wells to date in the Edmonton Sands shallow gas play. This project features high economic success rates, predictable well performance and a favorable fiscal regime. Input costs have progressively declined. The farm-in agreement entered into in 2009 has significantly increased the drilling inventory in the play. Anderson has access to 613 gross (344 net) sections of land and has an inventory of 1,182 gross (664 net) drilling locations. Economics are similar to U.S. shale gas plays. The Company also has an inventory of drilling locations for liquids rich natural gas horizons deeper than the Edmonton Sands.

The equity financing completed during the first quarter of 2010, along with the Company’s expanded available bank lines, provide the Company with the financial flexibility needed to pursue the diversification into oil provided by the development of its Cardium oil lands, in addition to the development of its gas prospects.

The Company’s annual production guidance for 2010 is 7,700 to 8,200 BOED. Risks associated with this guidance include continued low commodity prices which may restrict capital spending, new well performance, gas plant capacity, gas plant turnaround duration, regulatory issues, weather problems and access to industry services.

QUARTERLY INFORMATION

The following table provides financial and operating results for the last eight quarters. Earnings were negatively impacted in the fourth quarter of 2008 by a $35.4 million charge for impairment of goodwill. Prices have declined from the second quarter of 2008 and remain volatile, affecting funds from operations and earnings throughout 2009 and into the second quarter of 2010.

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	16

SELECTED QUARTERLY INFORMATION

FOR THE LAST EIGHT FISCAL QUARTERS

($ amounts in thousands, except per share amounts and prices)

	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Oil and gas revenue before royalties	$20,318	$23,265	$20,439	$14,617
Funds from operations	$9,004	$10,635	$9,151	$6,623
Funds from operations per share
Basic	$0.05	$0.06	$0.06	$0.04
Diluted	$0.05	$0.06	$0.06	$0.04
Loss	$(8,891)	$(5,953)	$(6,457)	$(9,432)
Loss per share
Basic	$(0.05)	$(0.04)	$(0.04)	$(0.06)
Diluted	$(0.05)	$(0.04)	$(0.04)	$(0.06)
Capital expenditures, including acquisitions, net of dispositions	$12,745	$33,427	$11,312	$6,571
Cash from operating activities	$8,892	$12,946	$5,361	$6,689
Daily sales
Natural gas (Mcfd)	38,998	35,221	34,938	36,282
Liquids (bpd)	1,232	1,130	1,257	1,013
BOE (BOED)	7,732	7,000	7,080	7,060
Average prices
Natural gas ($/Mcf)	$3.78	$5.22	$4.28	$2.81
Liquids ($/bbl)	$60.28	$62.43	$53.79	$53.84
BOE ($/BOE)*	$28.88	$36.93	$31.38	$22.50

	Q2 2009	Q1 2009	Q4 2008	Q3 2008
Oil and gas revenue before royalties	$17,508	$24,429	$30,102	$39,427
Funds from operations	$6,692	$8,792	$13,204	$21,212
Funds from operations per share
Basic	$0.06	$0.10	$0.15	$0.24
Diluted	$0.06	$0.10	$0.15	$0.24
Earnings (loss) before goodwill impairment	$(10,410)	$(10,159)	$(5,865)	$4,160
Earnings (loss) before goodwill impairment per share
Basic	$(0.09)	$(0.12)	$(0.07)	$0.05
Diluted	$(0.09)	$(0.12)	$(0.07)	$0.05
Earnings (loss)	$(10,410)	$(10,159)	$(41,229)	$4,160
Earnings (loss) per share
Basic	$(0.09)	$(0.12)	$(0.47)	$0.05
Diluted	$(0.09)	$(0.12)	$(0.47)	$0.05
Capital expenditures, including acquisitions net of dispositions	$2,130	$13,545	$27,470	$27,068
Cash from operating activities	$2,472	$9,298	$11,261	$26,351
Daily sales
Natural gas (Mcfd)	40,495	42,344	38,090	38,703
Liquids (bpd)	1,040	1,448	1,341	1,221
BOE (BOED)	7,789	8,505	7,689	7,671
Average prices
Natural gas ($/Mcf)	$3.43	$5.15	$6.76	$7.86
Liquids ($/bbl)	$49.00	$38.69	$48.49	$90.19
BOE ($/BOE)*	$24.70	$31.91	$42.55	$55.87

* Includes royalty and other income classified with oil and gas sales

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	17

ADVISORY

Certain information regarding Anderson Energy Ltd. in this management’s discussion and analysis including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes in commodity prices on operating results, impact of changes to the royalty regime applicable to the Company, including payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this management’s discussion and analysis are made as at the date of this management’s discussion and analysis and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Abbreviations used

AECO – intra-Alberta Nova inventory transfer price

bbl – barrel

bpd – barrels per day

Mbbls – thousand barrels

Mstb – thousand stock tank barrels

BOE – barrels of oil equivalent

BOED – barrels of oil equivalent per day

BOPD – barrels of oil per day

MBOE – thousand barrels of oil equivalent

GJ – gigajoule

Mcf – thousand cubic feet

Mcfd – thousand cubic feet per day

MMcf – million cubic feet

MMcfd – million cubic feet per day

ANDERSON ENERGY LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Consolidated Interim Financial Statements

June 30, 2010

ANDERSON ENERGY LTD.

Consolidated Balance Sheets

(Stated in thousands of dollars)

(Unaudited)

	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash	$3	$1
Accounts receivable and accruals (note 7)	18,710	22,990
Prepaid expenses and deposits	2,945	3,778

	21,658	26,769
Property, plant and equipment (note 1)	480,411	470,400

	$502,069	$497,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals	$36,334	$36,889
Bank loans (note 2)	55,608	62,404
Asset retirement obligations (note 3)	34,999	33,879
Future income taxes	26,129	31,278

	153,070	164,450
Shareholders’ equity:
Share capital (note 4)	421,936	391,637
Contributed surplus (note 4)	6,929	6,104
Deficit	(79,866)	(65,022)

	348,999	332,719
Commitments (note 8)
	$502,069	$497,169

See accompanying notes to the consolidated financial statements.

1

ANDERSON ENERGY LTD.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Stated in thousands of dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
REVENUES
Oil and gas sales	$20,318	$17,508	$43,583	$41,937
Royalties	(1,696)	(1,284)	(5,090)	(5,718)
Interest income	6	12	64	128

	18,628	16,236	38,557	36,347
EXPENSES
Operating	6,958	6,790	13,834	15,062
General and administrative	1,947	1,661	3,666	3,668
Stock-based compensation	234	248	458	513
Interest and other financing charges	719	1,093	1,418	2,133
Depletion, depreciation and accretion	20,490	21,019	38,793	43,740

	30,348	30,811	58,169	65,116

Loss before taxes	(11,720)	(14,575)	(19,612)	(28,769)
Future income tax reduction	(2,829)	(4,165)	(4,768)	(8,200)

Loss and comprehensive loss for the period	(8,891)	(10,410)	(14,844)	(20,569)
Deficit, beginning of period	(70,975)	(38,723)	(65,022)	(28,564)

Deficit, end of period	$(79,866)	$(49,133)	$(79,866)	$(49,133)

Loss per share (note 4)
Basic	$(0.05)	$(0.09)	$(0.09)	$(0.21)
Diluted	$(0.05)	$(0.09)	$(0.09)	$(0.21)

See accompanying notes to the consolidated financial statements.

2

ANDERSON ENERGY LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
CASH PROVIDED BY (USED IN)
OPERATIONS
Loss for the period	$(8,891)	$(10,410)	$(14,844)	$(20,569)
Items not involving cash:
Depletion, depreciation and accretion	20,490	21,019	38,793	43,740
Future income tax reduction	(2,829)	(4,165)	(4,768)	(8,200)
Stock-based compensation	234	248	458	513
Asset retirement expenditures	(790)	—	(1,019)	(938)
Changes in non-cash working capital:
Accounts receivable and accruals	(68)	3,495	117	4,710
Prepaid expenses and deposits	845	(1,277)	992	(1,254)
Accounts payable and accruals	(99)	(6,438)	2,109	(6,232)

	8,892	2,472	21,838	11,770
FINANCING
Increase (decrease) in bank loans	16,783	(42,316)	(6,796)	(16,810)
Issue of common shares, net of issue costs	—	56,538	29,792	56,538
Changes in non-cash working capital:
Accounts payable and accruals	(110)	320	150	320

	16,673	14,542	23,146	40,048
INVESTMENTS
Additions to property, plant and equipment	(12,775)	(2,157)	(48,173)	(15,729)
Proceeds on disposition of properties	30	27	2,001	54
Changes in non-cash working capital:
Accounts receivable and accruals	2,196	6,479	4,163	10,210
Prepaid expenses and deposits	149	—	(159)	(66)
Accounts payable and accruals	(15,163)	(13,225)	(2,814)	(38,150)

	(25,563)	(8,876)	(44,982)	(43,681)

Increase in cash	2	8,138	2	8,137
Cash and cash equivalents, beginning of period	1	—	1	1

Cash and cash equivalents, end of period	$3	$8,138	$3	$8,138

Cash in bank	3	938	3	938
Cash in short term investments	—	7,200	—	7,200

Cash and cash equivalents	$3	$8,138	$3	$8,138

See note 6 for additional cash information.

See accompanying notes to the consolidated financial statements.

3

ANDERSON ENERGY LTD.

Notes to the Consolidated Financial Statements

THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Tabular amounts in thousands of dollars, unless otherwise stated)

(Unaudited)

Anderson Energy Ltd. (“Anderson Energy” or the “Company”) was incorporated under the laws of the province of Alberta on January 30, 2002. Anderson Energy is engaged in the acquisition, exploration and development of oil and gas properties in western Canada. These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2009. The disclosures included below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2009.

1.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2010	December 31, 2009
Cost	$771,109	$723,549
Less accumulated depletion and depreciation	(290,698)	(253,149)

Net book value	$480,411	$470,400

At June 30, 2010, unproved property costs of $5.6 million (December 31, 2009 – $6.2 million) have been excluded from the full cost pool for depletion and depreciation calculations. Future development costs of proved, undeveloped reserves of $174.4 million (December 31, 2009 – $197.6 million) have been included in the depletion and depreciation calculation.

For the six months ended June 30, 2010, $2.2 million (June 30, 2009 – $2.4 million) of general and administrative costs including $0.4 million (June 30, 2009 – $0.5 million) of stock-based compensation costs were capitalized. The future tax liability of $0.1 million (June 30, 2009 – $0.2 million) associated with the capitalized stock-based compensation has also been capitalized. For the three months ended June 30, 2010, $1.2 million (June 30, 2009 – $1.1 million) of general and administrative costs including $0.2 million (June 30, 2009 – $0.3 million) of stock-based compensation costs were capitalized. Capitalized general and administrative costs consist of salaries and associated office rent of staff involved in capital activities.

No impairment was recognized under the ceiling test at June 30, 2010. The future commodity prices used in the ceiling test were based on commodity price forecasts of the Company’s independent reserve engineers adjusted for differentials specific to the Company’s reserves. Factors used in the ceiling test calculation are as follows:

4

1.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	AECO Gas Price ($Cdn/Mcf)	WTI Cushing ($US/bbl)	Exchange rate (US$/Cdn)
2010 Q3-Q4	4.62	80.00	0.95
2011	5.21	83.00	0.95
2012	5.95	86.00	0.95
2013	6.42	89.00	0.95
2014	6.79	92.00	0.95
2015	7.05	93.84	0.95
2016	7.40	95.72	0.95
2017	7.72	97.64	0.95
2018	7.89	99.59	0.95
2019	8.06	101.58	0.95
Thereafter 2%

After 2019, only inflationary growth of 2% was considered. Natural gas liquids prices were tied to crude oil prices based on historical trends and analysis. Exchange rates were expected to remain consistent from 2019 forward.

2.	BANK LOANS

At June 30, 2010, total bank facilities were $115 million. The Company has $388,500 in letters of credit outstanding at June 30, 2010, which reduces the amount of credit available to the Company.

On June 16, 2010, the Company entered into an $80 million extendible, revolving term credit facility and a $10 million working capital credit facility (the “Facilities”) with a syndicate of Canadian banks. The reserves-based Facilities have a revolving period ending on July 12, 2011, extendible at the option of the lenders. If not extended, the Facilities cease to revolve and all outstanding advances thereunder become repayable one year from the term date of July 12, 2011. The average effective interest rate on advances in 2010 was 5.0% (June 30, 2009 – 4.2%).

On June 16, 2010, the Company entered into a $25 million supplemental credit facility (the “Supplemental Facility”) with the existing syndicate of Canadian banks. The Supplemental Facility is in addition to the Facilities noted above and is available on a revolving basis. The Supplemental Facility is scheduled to expire on July 1, 2011 with any outstanding amounts due in full at that time.

Advances under the Facilities and the Supplemental Facility can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance or LIBOR loan rates plus applicable margins. The margins vary depending on the borrowing option used and the Company’s financial ratios. At June 30, 2010, there were no advances under the Supplemental Facility and there were no advances in U.S. funds.

Loans are secured by a floating charge debenture over all assets and guarantees by material subsidiaries.

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	5

2.	BANK LOANS (Continued)

The available lending limits of the Facilities are reviewed semi-annually with the next review set for November 2010, and are based on the bank syndicate’s interpretations of the Company’s reserves and future commodity prices. There can be no assurance that the amount of the available Facilities or the applicable margins will not be adjusted during the lender’s review.

3.	ASSET RETIREMENT OBLIGATIONS

The Company estimates the total undiscounted cash flows required to settle its asset retirement obligations is approximately $71.7 million (December 31, 2009 – $70.1 million), including expected inflation of 2% (December 31, 2009 – 2%) per annum. The majority of the costs will be incurred between 2010 and 2020. A credit adjusted risk-free rate of 8% to 10% (December 31, 2009 – 8% to 10%) was used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

	June 30, 2010	December 31, 2009
Balance, beginning of period	$33,879	$30,820
Liabilities incurred	378	1,544
Liabilities settled	(1,019)	(1,482)
Change in estimate	517	666
Accretion expense	1,244	2,331

Balance, end of period	$34,999	$33,879

4.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital. The Company is authorized to issue an unlimited number of common and preferred shares. The preferred shares may be issued in one or more series.

Issued share capital.

	Number of Common Shares	Amount
Balance at December 31, 2008	87,300,401	$334,176
Issued pursuant to prospectus(1)	63,200,000	60,040
Share issue costs	—	(3,502)
Tax effect of share issue costs	—	923

Balance at December 31, 2009	150,500,401	$391,637
Issued pursuant to prospectus(2)	21,900,000	31,755
Share issue costs	—	(1,963)
Tax effect of share issue costs	—	507

Balance at June 30, 2010	172,400,401	$421,936

(1)	Includes 4,992,034 common shares issued to management and directors and 3,377,966 common shares issued to family of management and directors for total gross proceeds of $8.0 million.
(2)	Includes 352,466 common shares issued to directors for total gross proceeds of $0.5 million.

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	6

4.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (Continued)

Stock options. The Company has an employee stock option plan under which employees, directors and consultants are eligible to receive grants. The exercise price of stock options equals the weighted average trading price of the Company’s shares for the five trading days prior to the date of the grant. Options have terms of either five or ten years and vest equally over a three year period starting on the first anniversary date of the grant. Changes in the number of options outstanding during the six months ended June 30, 2010 and year ended December 31, 2009 are as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2008	7,594,856	$4.37
Granted	3,316,200	0.80
Expirations	(252,300)	6.47
Forfeitures	(400,000)	3.01

Balance at December 31, 2009	10,258,756	$3.22
Granted	484,200	1.20
Expirations	(251,500)	5.80
Forfeitures	(184,100)	1.54

Balance at June 30, 2010	10,307,356	$3.09

Exercisable at June 30, 2010	5,666,073	$4.45

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price
$0.79 to $0.99	3,015,600	$0.79	4.1	—	$—
$1.00 to $1.50	573,300	1.18	4.7	17,700	1.05
$2.26 to $3.35	800,700	2.68	3.2	266,900	2.68
$3.36 to $5.00	4,985,156	4.01	2.0	4,454,873	4.01
$5.01 to $7.50	351,600	5.81	0.9	345,600	5.82
$7.51 to $9.01	581,000	7.95	0.4	581,000	7.95

Total at June 30, 2010	10,307,356	$3.09	2.8	5,666,073	$4.45

The fair value of the options issued during the six months ended June 30, 2010 was $0.64 (June 30, 2009 – $0.66) per option. The weighted average assumptions used in arriving at the values were: a risk-free interest rate of 2.72% (June 30, 2009 – 1.70%), expected option life of five years (June 30, 2009 – five years), expected volatility of 60% (June 30, 2009 – 83%) and a dividend yield of 0% (June 30, 2009 – 0%).

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	7

4.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (Continued)

Per share amounts. During the six months ended June 30, 2010 there were 168,129,407 weighted average shares outstanding (June 30, 2009 – 99,172,224). On a diluted basis, there were 168,129,407 weighted average shares outstanding (June 30, 2009 – 99,172,224) after giving effect to dilutive stock options. During the three months ended June 30, 2010 there were 172,400,401 weighted average shares outstanding (June 30, 2009 – 110,913,588). On a diluted basis, there were 172,400,401 weighted average shares outstanding (June 30, 2009 – 110,913,588) after giving effect to dilutive stock options. At June 30, 2010, there were 10,307,356 options that were anti-dilutive (June 30, 2009 – 7,306,456).

Contributed surplus

0000000
Amount
Balance at December 31, 2008	$4,000
Stock-based compensation	2,104

Balance at December 31, 2009	$6,104
Stock-based compensation	825

Balance at June 30, 2010	$6,929

Employee stock savings plan. Effective July 1, 2008, the Company initiated an Employee Stock Savings Plan (“ESSP”). Employees could contribute up to 5% of their base salaries towards the purchase of Company shares and the Company matched these contributions. The ESSP was suspended between April 1, 2009 and March 31, 2010 due to market conditions. The Company reinstated the plan effective April 1, 2010. The Company’s matching contribution for the six months ended June 30, 2010 was $61,000 (June 30, 2009 – $77,000) and is included in general and administrative expenses.

5.	MANAGEMENT OF CAPITAL STRUCTURE

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company’s capital structure includes shareholders’ equity of $349.0 million, long-term bank loans of $55.6 million and the working capital deficiency of $14.7 million. In order to maintain or adjust the capital structure, the Company may from time to time issue shares, seek additional debt financing and adjust its capital spending to manage current and projected debt levels.

Consistent with other companies in the oil and gas sector, Anderson Energy monitors capital based on the ratio of total debt to funds from operations. This ratio is calculated by dividing total debt at the end of the period (comprised of the working capital deficiency and outstanding long-term bank loans) by the annualized current quarter funds from operations (cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures). This ratio may increase at certain times as a result of acquisitions, the timing of capital expenditures and market conditions. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets, which

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	8

5.	MANAGEMENT OF CAPITAL STRUCTURE (Continued)

are updated as necessary depending on varying factors including current and forecast crude oil and natural gas prices, capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

	June 30, 2010	December 31, 2009
Bank loans	$55,608	$62,404
Current liabilities	36,334	36,889
Current assets	(21,658)	(26,769)

Total debt	$70,284	$72,524

Cash from operating activities in quarter	$8,892	$5,361
Changes in non-cash working capital	(678)	3,246
Asset retirement expenditures	790	544

Funds from operations in quarter	$9,004	$9,151
Annualized current quarter funds from operations	$36,016	$36,604

Total debt to funds from operations	2.0	2.0

At June 30, 2010, the Company’s total debt to annualized funds from operations was 2.0. At December 31, 2009, the Company’s total debt to annualized funds from operations was 2.0. In February 2010, the Company closed a common share equity issue for net proceeds of $29.8 million which was initially used to pay down bank debt. On June 16, 2010, the Company entered in agreements to revise its total available credit to $115 million from $100 million (see note 2 for details).

The Company’s share capital is not subject to external restrictions, however, its credit facilities are petroleum and natural gas reserves based (see note 2). Anderson Energy has not paid or declared any dividends since the date of incorporation and does not contemplate doing so in the foreseeable future.

6.	CASH PAYMENTS

The following cash payments were made (received):

	June 30, 2010	June 30, 2009
Interest paid	$917	$1,818
Interest received	(61)	(129)

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	9

7.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash, accounts receivable and accruals, accounts payable and accruals and bank loans. The fair value of cash approximates its carrying value due to its short-term nature. The fair value of accounts receivable and accruals and accounts payable and accruals approximate their carrying value due to their demand nature or relatively short periods to maturity. The fair value of bank loans approximates their carrying value as they bear interest at a floating rate.

The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

Credit risk. Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at June 30, 2010, the maximum credit exposure is the carrying amount of the accounts receivable and accruals of $18.7 million (December 31, 2009 – $23.0 million). As at June 30, 2010, the Company’s receivables consisted of $11.5 million (December 31, 2009 – $14.4 million) from joint venture partners and other trade receivables and $7.2 million (December 31, 2009 – $8.6 million) of revenue accruals and other receivables from petroleum and natural gas marketers. Of the $7.2 million of revenue accruals and receivables from petroleum and natural gas marketers, $6.4 million was received on or about July 26, 2010. The balance is expected to be received in subsequent months through joint venture billings from partners.

The Company’s allowance for doubtful accounts as at June 30, 2010 is $1.6 million (December 31, 2009 – $1.6 million). The Company did not write-off any receivables during the six months ended June 30, 2010.

As at June 30, 2010 the Company considers it receivables, net of allowance for doubtful accounts, to be aged as follows:

Aging	June 30, 2010
Not past due	$17,463
Past due by less than 120 days	918
Past due by more than 120 days	329

Total	$18,710

These amounts are before offsetting amounts owing to joint venture partners that are included in accounts payable and accrued liabilities.

Liquidity risk. Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	10

7.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following are the contractual maturities of financial liabilities and associated interest payments as at June 30, 2010:

	0000000	0000000
Financial Liabilities	< 1 Year	1-2 Years
Accounts payable and accruals	$36,334	$—
Bank loans – principal	—	55,608

Total	$36,334	$55,608

Please refer to note 2 for additional details on bank loans and to note 8 for additional details on commitments.

Market risk. Market risk consists of currency risk, commodity price risk and interest rate risk.

Currency risk. Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no outstanding forward exchange rate contracts in place at June 30, 2010 or December 31, 2009.

Commodity price risk. Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. In December 2009, the Company entered into physical sales contracts to sell 20,000 GJ per day of natural gas for each of January, February and March 2010 at an average AECO price of $5.41 per GJ. The gains realized were $1.3 million and have been included in oil and gas sales. There were no commodity price risk contracts outstanding at June 30, 2010.

Interest rate risk. Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears interest at a floating rate. For the six months ended June 30, 2010, if interest rates had been 1% lower with all other variables held constant, earnings for the period would have been $0.2 million (June 30, 2009 – $0.3 million) higher, due to lower interest expense. An equal and opposite impact would have occurred had interest rates been higher by the same amounts. The decrease period over period is due to lower average debt levels outstanding. The Company had no interest rate swap or financial contracts in place at June 30, 2010 or December 31, 2009.

8.	COMMITMENTS

On January 29, 2009, the Company executed a farm-in agreement with a large international oil and gas company (the “Farmor”) on lands near its existing core operations. Under the farm-in agreement, the Company has access to 388 gross (205 net) sections of land. During the commitment phase of the transaction, the Company is committed to drill, complete and equip 200 wells to earn an interest in up to 120 sections. The Company is obligated to complete the drilling of the wells on or before December 31, 2010. The Company’s equipping obligation is up to, but does not include, multi-well gathering systems downstream of field compression and/or gas plants. The Company has an option to continue the farm-in transaction until April 30, 2012 by committing to drill a minimum of 100 additional wells under similar terms as in the commitment phase to earn a minimum of 50 sections of land.

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	11

8.	COMMITMENTS (Continued)

Following the commitment and/or option phases, the parties to the agreement can then jointly develop the lands on denser drilling spacing under terms of an operating agreement.

The Company commenced drilling in the fourth quarter of 2009 and currently estimates that the average working interest of the 200 well capital commitment will be approximately 80% to 85%, based on partner participation identified to date. The Company’s commitment was to drill 75 wells by December 31, 2009, a further 50 wells by April 30, 2010 and a further 75 wells by December 31, 2010. The Company earns its interest in each well as the well is put on production. A $550,000 penalty is payable for each well not drilled under the commitment as of December 31, 2010, subject to certain reductions due to unavoidable events beyond the Company’s control and rights of first refusal. As of June 30, 2010, the Company has drilled 126 wells under the farm-in agreement and plans to drill the remaining 74 wells in the fourth quarter of 2010. The Company estimates that its minimum commitment to drill the remaining 74 wells is $10 million to the end of 2010. The Company currently plans to spend a total of $15 million in the remainder of 2010 on the farm-in project to drill and complete the remaining farm-in wells, tie-in wells drilled in the first quarter of 2010 and complete the construction of facilities.

The Company has entered into an agreement to lease office space until November 30, 2012. Future minimum lease payments are expected to be $0.9 million for the remainder of 2010, $1.8 million in 2011 and $1.6 million in 2012.

The Company entered into firm service transportation agreements for approximately 31 million cubic feet per day of gas sales in central Alberta for various terms expiring in one to ten years. Based on rate schedules announced to date, the payments in each of the next five years and thereafter are estimated as follows:

	Committed volume (MMcfd)	Committed amount
2010 Q3-Q4	31	$1,111
2011	30	$2,093
2012	20	$1,558
2013	8	$887
2014	4	$698
Thereafter	12	$1,013

ANDERSON ENERGY LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	12